United States securities and exchange commission logo





                            March 11, 2021

       Adam Singolda
       Chief Executive Officer
       Taboola.com Ltd.
       16 Madison Square West, 7th Floor
       New York, NY 10010

                                                        Re: Taboola.com Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted February
11, 2021
                                                            CIK No. 0001840502

       Dear Mr. Singolda:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Questions and Answers About the Proposals, page x

   1. Please revise to add a question and answer related to the vote required to approve the business combination
proposal. Please include a discussion of the Sponsor Support
                                                        Agreement that makes it
more likely that the business combination proposal will be
                                                        approved and discuss
the percentage of shares not subject to this agreement that would be required to approve the
business combination proposal.
 Adam Singolda
FirstName  LastNameAdam  Singolda
Taboola.com  Ltd.
Comapany
March      NameTaboola.com Ltd.
       11, 2021
March2 11, 2021 Page 2
Page
FirstName LastName
Risk Factors
If our performance under contracts with digital properties..., page 10

2. Please disclose the percentage of your contracts where you are obligated to pay a specified minimum guaranteed amount.
The effects of health epidemics..., page 15

3. Please revise to provide more specific disclosure of the negative impact of COVID-19 on your revenues and results of operations. As one example, we note the Wall Street Journal
         article on September 13, 2020 titled    How the Tie-Up of Clickbait
Giants Taboola and
         Outbrain Unraveled    in which you state that on March 15 alone, your
ad-auction rates fell
         18% from a day earlier. Similarly, if COVID-19 directly impacted the ability of Taboola and Outbrain to consummate its merger just prior to this transaction, you should discuss this negative impact.
We have historically relied..., page 15

4. Please disclose the number of premium digital properties that represent a significant percentage of your revenue and disclose the percentage of revenue they represent. Please also disclose the material terms of your agreement with Microsoft including the term, material termination provisions and any guarantee arrangements.
Our amended and restated articles of association..., page 35

5. We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.
Provisions of Israeli law..., page 36

6. Please briefly describe each of the provisions in your amended and restated articles of association that require the approval of 65% of the total voting power to amend.
Directors of ION have potential conflicts of interest..., page 39

7. Please disclose that the 7,150,000 warrants held by the Sponsors and directors will expire and be worthless if the transaction is not consummated and an alternative target is not identified by October 6, 2022.
If the Business Combination does not qualify as a "reorganization" under
Section 368(a) of Title
26 of the U.S. Internal Revenue Code..., page 45

8. Although we note that you intend the merger to qualify as a tax-free reorganization under the tax code, we also note the absence of a tax opinion supporting such a position due to the absence of guidance. Revise the risk factor to focus on the reasons for this uncertainty and the inability of the company to obtain a tax opinion supporting its position.
 Adam Singolda
FirstName  LastNameAdam  Singolda
Taboola.com  Ltd.
Comapany
March      NameTaboola.com Ltd.
       11, 2021
March3 11, 2021 Page 3
Page
FirstName LastName
The board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether or not..., page 46

9. Discuss how the combined valuation of Taboola and Outbrain for its planned merger compared to the valuation of Taboola in this acquisition.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 59

10. We note your disclosure that the principal terms of the transaction were negotiated between December 3, 2020 and December 9, 2020. Please expand your disclosure to include a more detailed discussion of the negotiations regarding the valuation of Taboola.
Taboola's Business
Industry Trends, page 115

11. Please disclose the basis for your estimate that advertisers spent approximately $64 billion advertising on the Open Web in 2020.
Our Market Opportunity, page 116

12.      Please define your reference to daily active users.
Taboola's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 134

13. Please disclose your retention rates, daily active users, ad impressions, number of digital property partners and advertisers for the periods presented and discuss any trends related to these measures.
Key Financial and Operating Metrics, page 136

14.      With respect to Free Cash Flow, Adjusted EBITDA, and Adjusted EBITDA
Margin,
         please present with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP. Similarly revise your non-
         GAAP disclosures elsewhere in your filing, as applicable. Refer to
Item 10(e)(1)(i)(A) of
         Regulation S-K.
Non-GAAP Financial Measures, page 137

15.      Your presentation of the non-GAAP performance measure called "ex-TAC
Revenues"
         appears to adjust GAAP revenues recognized on a gross basis to exclude traffic acquisition costs and thus present revenues as if they were recognized on a net basis.
         Please explain to us why you believe this non-GAAP measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP.
         Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures and Rule 100(b) of Regulation G.
 Adam Singolda
Taboola.com Ltd.
March 11, 2021
Page 4
Revenues, page 141

16. You indicate that the increase in revenues was driven by multiple factors. To the extent possible, please revise to provide quantification regarding the impact of each factor. For example, please revise to quantify the number of new digital property partners added and their impact to the increase in revenues. If possible, please also revise to quantify the impact of changes in advertising rates charged to customers. Please refer to Item
         303(a)(3) of Regulation S-K.
17. You disclose on page 134 that you have been and may continue to be required to make significant payments related to your guarantees with digital property partners. We also note disclosures on page 135 regarding changes to your guarantee arrangements in response to COVID-19. Please revise your MD&A and financial statements to more fully explain how you account for your guarantee arrangements. Please also revise your
         MD&A to quantify any significant guarantee payments made as well as any other significant financial statement impacts attributable to your guarantee arrangements during the periods presented.
Liquidity and Capital Resources, page 142

18. Please revise your discussion of changes in operating activities on page 143 to provide a more substantive analysis of the primary factors affecting your cash flows during the periods presented. Your discussion should address sources and uses of cash as well as material trends and uncertainties affecting cash flows. Please refer to Item 303(a)(1) and
         (2) of Regulation S-K.
Contractual Obligations, page 143

19. Please disclose the nature of the non-cancellable purchase obligations disclosed in the table.
Unaudited Prospective Financial Information of Taboola, page 150

20. Please revise your filing to disclose the complete projections provided to the board instead of a summary of them.
Beneficial Ownership of Securities, page 201

21. Please disclose the portion of each class of securities held in the United States and the number
FirstName      of record holders
           LastNameAdam           in the United States. Refer to Item 7.A.2 of
Form 20-F.
                             Singolda
Comapany
22.        NameTaboola.com
       Please                   Ltd.
              disclose the natural person or persons who exercise the voting and/or dispositive powers  with respect
March 11, 2021 Page 4       to the securities owned by Evergreen, Marker and
Pitango.
FirstName LastName
 Adam Singolda
FirstName  LastNameAdam  Singolda
Taboola.com  Ltd.
Comapany
March      NameTaboola.com Ltd.
       11, 2021
March5 11, 2021 Page 5
Page
FirstName LastName
Audited Consolidated Financial Statements of Taboola.com Ltd.
Note 2 - Significant Accounting Policies, page F-8

23. Please revise your discussion of credit risk on page F-10 to incorporate the information provided on page 149 regarding the lack of government-sponsored deposit insurance for cash balances held in Israel and the amount of cash balances held in excess of the FDIC insurance amounts as of the most recent balance sheet date.
24. Please revise your revenue recognition accounting policy on page F-12 to more fully explain the specific aspects of your business model, including your platform's algorithms, that led you to determine you control the specified goods or services before they are transferred to customers.
25. We note your digital property partner agreements typically require you to integrate your code on the digital property web page. With respect to these costs and any up-front payments, including incentive payments or bonuses paid to the digital property partners, please explain to us your accounting policies including your consideration of the guidance in ASC 340-40-25 and clarify your disclosure.
Exhibits

26. Please reconcile the scope of your exclusive forum provision (Section 72 of Exhibit 3.2)
         to your disclosure on page 37. For example, your disclosure indicates that your exclusive forum provision does not apply to claims arising under the Securities Act of 1933 and
         Securities Exchange Act of 1934; however, your exclusive forum provision in your
         Articles of Association indicates that it applies to claims under the Securities Act of 1933 and does not address claims arising under the Securities Exchange Act of 1934.
General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Adam Singolda
FirstName  LastNameAdam  Singolda
Taboola.com  Ltd.
Comapany
March      NameTaboola.com Ltd.
       11, 2021
March6 11, 2021 Page 6
Page
FirstName LastName
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Senet S. Bischoff